

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2017

Peter K. Miller
Chief Executive Officer
OptiNose, Inc.
1020 Stony Hill Road, Suite 300
Yardley, PA 19067

>    **Re:  OptiNose, Inc.**
>    **Registration Statement on Form S-1**
>    **Filed September 18, 2017**
>    **File No. 333-220515**

Dear Mr. Miller:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed September 18, 2017

Prospectus Summary
Optinose, page 1

1.      We note that your revised disclosure in the first paragraph indicates that your lead product, XHANCE, is a therapeutic that treats chronic rhinosinusitis with and without nasal polyps. We also note that your second paragraph indicates that FDA has approved your NDA for XHANCE to treat nasal polyps in adults but that you need to undertake additional clinical trials in order to gain regulatory approval to treat for chronic sinusitis. Accordingly, please revise your disclosure in the first paragraph concerning chronic rhinosinusitis without nasal polyps to avoid any implication that you either market or are approved to market your lead product to treat this condition.

Business
Safety Results, page 105

2.      We note that you have deleted from your summary of adverse events charts on pages 106 and 107 the incidents of nasal mucosal bleeding identified by nasal endoscopy.  Please tell us why you have removed this event from your chart.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Jacob Luxenburg at 202-551-2339 or Jim Rosenberg, Senior Assistant Chief Accountant, at 202-551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Joseph McCann at 202-551-6262 with any other questions.

                                                        Division of Corporation Finance
                                                        Office of Healthcare & Insurance

cc: Rachael Bushey, Esq., Hogan Lovells US LLP